Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106
(702) 701-9514
October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:    Remark Holdings, Inc.’s (the “Company”) Request for Withdrawal on Form RW for Offering Circular on Form 1-A (File No. 024-12444)

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Offering Circular on Form 1-A (File No. 024-12444) submitted to the Securities and Exchange Commission (the “Commission”) on June 6, 2024 (the “June Offering Circular”).

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the June Offering Circular, which has not been declared qualified, because the Company no longer plans to consummate the offering described in the June Offering Cicular. Since the June Offering Circular was not declared qualified by the Commission, no securities as described in the June Offering Circular were sold.

Thank you for your attention to this matter. Should you have any questions, please contact Laura M. Holm at Fox Rothschild LLP at (561) 804-4408.

Yours truly,

/s/ Kai-Shing Tao

Kai-Shing Tao, Chief Executive Officer
Remark Holdings, Inc.